SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 35730; File No. 812-15821]

TCW Direct Lending LLC, et al.

August 29, 2025

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business development companies ("BDCs") and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants: TCW Direct Lending LLC, TCW Direct Lending VII LLC, TCW Direct Lending VIII LLC, TCW Star Direct Lending LLC, TCW Spirit Direct Lending LLC, TCW Private Asset Income Fund, TCW Asset Backed Finance Management Company LLC, TCW Direct Lending Private Fund VIII LP, TCW Direct Lending Strategic Ventures LLC, TCW Brazos Fund LLC, NJ/TCW Direct Lending LLC, West Virginia Direct Lending LLC, TCW Skyline Lending, L.P., TCW Direct Lending Structured Solutions 2019 LLC, TCW Direct Lending Structured Solutions 2022 LLC, TCW Asset Management Company LLC, TCW Steel City Perpetual Levered Fund LP, TCW Steel City Unlevered Private Fund LP and TCW PT Management Company LLC.

Filing Dates: The application was filed on May 29, 2025, and amended on August 27, 2025.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on September 23, 2025, and should be accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Kevin Finch, The TCW Group, Inc., 515 South Flower Street, Los Angeles, California 90071; Vadim Avdeychik and Sheena Paul, Debevoise & Plimpton LLP, 66 Hudson Boulevard, New York, NY 10001.

FOR FURTHER INFORMATION CONTACT: Thomas Ahmadifar, Branch Chief, Deepak T. Pai, Senior Counsel, or Daniele Marchesani, Assistant Chief Counsel, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' first amended application, dated August 27, 2025, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system.

The SEC's EDGAR system may be searched at

https://www.sec.gov/edgar/searchedgar/companysearch.html. You may also call the SEC's Office

of Investor Education and Advocacy at (202) 551– 8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.